Chicago Bridge & Iron Company N.V. Prinses Beatrixlaan 35 2595 AK The Hague The Netherlands

January 29, 2018
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

Re:    Chicago Bridge & Iron Company N.V.
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
Response Dated January 9, 2018
File No. 1-12815

Ladies and Gentlemen:

By letter dated January 23, 2018, Chicago Bridge & Iron Company N.V. (the “Company”) received the Staff’s comment relating to the above listed filing of the Company (the “Comment Letter”). We submit the following in response to the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Critical Accounting Estimates, page 43
Income Taxes, page 45

Comment:
Considering the significant amount of US-based deferred tax assets, the $1.2 billion of US cumulative losses for the three years ended December 31, 2016 on a US GAAP basis, and continued US losses for the nine months ended September 30, 2017, please provide investors with a comprehensive discussion and analysis of the available sources of future income that meet the more-likely-than-not threshold along with the positive and negative factors affecting the corresponding amounts included in the evaluation. Discuss the degree to which these sources are objectively verifiable such that you were able to overcome the $1.2 billion of US cumulative losses for the three years ended December 31, 2016 on a US GAAP basis. Further, ASC 740-10-30-21 notes that forming a conclusion that a valuation allowance is not needed is difficult when there is significant negative evidence such as cumulative losses in recent years. As such, it should be very clear from your disclosure why you believe your estimate of future taxable income is sufficiently objectively verifiable to overcome the significant negative evidence of your cumulative losses in recent years. When disclosing information about your US historical results, please ensure that you also communicate the extent to which these results were impacted by entities that will no longer or are expected to no longer have an impact on your future income. Please disclose the amount of gross US-based deferred tax assets along with the amount of valuation allowances recognized as of the most recent balance sheet date.
Response:
Considering the significant amount of our U.S. deferred tax assets, the $1.2 billion of U.S. cumulative losses for the three years ended December 31, 2016 on a U.S. GAAP basis, and continued U.S. losses for the nine months ended September 30, 2017, we intend to provide enhanced disclosure in our Form 10-K for the year ended December 31, 2017 that will:

•	Summarize the gross amount of our U.S. deferred tax assets along with the amount of any valuation allowances recognized as of December 31, 2017;

•	Communicate the extent to which our historical results were impacted by businesses that are no longer expected to have an impact on our future income; and

•
Provide a comprehensive discussion and analysis of our previous assumptions regarding the available sources of future income and why such estimates of future taxable income were sufficiently verifiable to overcome the negative evidence of our cumulative losses in recent years. Such comprehensive disclosure will include a further discussion of our previous assumptions regarding the sale of our Technology business (as described and defined in our previous comment letter response, “Technology Sale”)) and its impact on our previous assessment of the positive and negative evidence with respect to the realizability of the U.S. deferred tax assets.

Our disclosure will further include any updates to such previous assumptions resulting from changes in facts and circumstance occurring during the quarter ended December 31, 2017, including:

•
The impact of the business combination agreement we entered into with McDermott International, Inc. on December 18, 2017 (as described and defined in our previous comment letter response, “Combination”) and the suspension of the Technology Sale;

•	The impact of “The Tax Cuts and Jobs Act” signed on December 22, 2017; and

•
Changes in our estimates of future taxable income based on our operating results for the three months ended December 31, 2017 and the completion of our business plan for the year ending December 31, 2018.

To the extent applicable, our disclosure will include a comprehensive discussion of how the changes in facts and circumstances impacted our previous conclusions and how such facts and circumstances were considered in our final conclusions regarding the amount of valuation allowances recognized as of December 31, 2017.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (832) 513-1119.

Very truly yours,
/s/ Michael S. Taff
Michael S. Taff
Chief Financial Officer

3